NEWS RELEASE

March 21, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

ALMADEN’S STEP-OUT DRILLING EXPANDS IXTACA ZONE

AND INTERSECTS MORE HIGH-GRADE INTERVALS

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to announce that it has received results from holes TU-11-15 through 17 drilled on the Ixtaca zone of its 100% owned Tuligtic property. Holes TU-11-15 and TU-11-17 were drilled on a section located 35 meters along strike from hole TU-10-6, the last previous hole drilled to the northeast. Hole TU-11-16 was drilled on the section with previously announced drill holes TU-10-11 and TU-10-13 and was drilled from the other (southeast) side of the Ixtaca zone, to test the up-dip extent of mineralisation. All three holes intersected broad zones of mineralisation comprised of numerous veins and veinlets as well as altered and veined dykes. All three holes also intersected high grade mineralisation within the broad zone of mineralisation.

Highlights from the current group of assays include the following intercepts:

Hole TU-11-15:

137.7 meters @ 0.82 g/t gold and 28.4 g/t silver

including

2.30 meters @ 31.46 g/t gold and 69.4 g/t silver

and

1.18 meters @ 3.49 g/t gold and 237.5 g/t silver

Hole TU-11-16:

201.35 meters @ 0.99 g/t gold and 86.2 g/t silver

including

1.89 meters @ 3.68 g/t gold and 776.1 g/t silver

and

4.40 meters @ 4.33 g/t gold and 577.3 g/t silver

and

3.02 meters @ 6.13 g/t gold and 601.9 g/t silver

and

4.53 meters @ 4.19 g/t gold and 280.3 g/t silver

and

2.61 meters @ 5.74 g/t gold and 336.9 g/t silver

and

7.36 meters @ 2.46 g/t gold and 208.2 g/t silver

Hole TU-11-17:

104.47 meters @ 0.79 g/t gold and 77.7 g/t silver

including

8.27 meters @ 2.68 g/t gold and 416.9 g/t silver

Below is a plan map and table of significant intervals and complete assay tables, sections have been posted to the Company’s website (www.almadenminerals.com).

J.D. Poliquin, Chairman of Almaden commented, “Drilling to date on the Ixtaca zone shows good continuity of mineralisation in both horizontal and vertical dimensions. We are very pleased with these results which further expand the known strike and vertical extent of the Ixtaca zone of veining. We now have three drills on site two of which will remain drilling the Ixtaca zone. The third drill will be used to test several additional targets located outside of the Ixtaca zone and thought to have the potential to host separate zones of veining.”

The Company now has three diamond drills onsite. Assays are pending for three further holes, TU-11-18 through 20. The collars of TU-11-18 and 20 are located 50 meters further along strike from holes TU-11-15 and 17 reported today and were drilled at -50 and -60 degrees respectively. Hole TU-11-19 was drilled on the same section as TU-11-11,13 and 16 to further test the up-dip potential of the zone above hole TU-11-16.

About the Ixtaca Property

The Ixtaca zone is a blind discovery made by the Company in 2010. The zone of veining is thought to have a north-easterly trend. Holes to date suggest that the zone is sub vertical with local variations. This interpretation suggests that true widths are approximately 60% of intersected widths. The drilling completed to date has traced mineralisation over more than 300 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the vein zone.

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-11-15	138.30	276.00	137.70	0.82	28.4	1.4	69
and	138.30	150.59	12.29	6.16	40.4	7.0	348
and	139.70	142.00	2.30	31.46	69.4	32.8	1642
and	197.87	200.46	2.59	1.68	148.0	4.6	232
and	253.66	259.86	6.20	1.29	122.5	3.7	187
and	258.68	259.86	1.18	3.49	237.5	8.2	412
TU-11-16	208.00	409.35	201.35	0.99	86.2	2.7	136
includes	208.00	237.19	29.19	0.67	105.7	2.8	139
and	235.30	237.19	1.89	3.68	776.1	19.2	960
and	256.48	286.60	30.12	1.62	187.9	5.4	269
and	269.28	273.68	4.40	4.33	577.3	15.9	794
and	270.68	272.68	2.00	6.78	1038.5	27.5	1377
and	281.79	282.84	1.05	18.15	2250.0	63.2	3158
and	317.20	351.48	34.28	1.73	95.2	3.6	182
and	326.32	329.34	3.02	6.13	601.9	18.2	909
and	338.91	349.10	10.19	2.85	72.4	4.3	215
and	365.90	409.35	43.45	1.62	118.9	4.0	200
and	374.22	378.75	4.53	4.19	280.3	9.8	490
and	374.22	376.83	2.61	5.74	336.9	12.5	624
and	386.70	387.70	1.00	6.88	524.0	17.4	868
and	395.63	409.35	13.72	1.74	138.7	4.5	226
and	395.63	402.99	7.36	2.46	208.2	6.6	331
TU-11-16	439.00	443.00	4.00	1.11	13.0	1.4	69
TU-11-17	128.00	329.00	201.00	0.55	45.7	1.5	73
includes	149.33	253.80	104.47	0.79	77.7	2.3	117
and	183.38	191.14	7.76	1.46	123.3	3.9	196
and	226.28	247.00	20.72	1.87	228.2	6.4	322
and	238.73	253.80	15.07	1.79	260.8	7.0	350
and	238.73	247.00	8.27	2.68	416.9	11.0	551
and	296.75	305.00	8.25	0.88	9.1	1.1	53

Registered geologist Jim Lunbeck, a qualified person “QP” under the meaning of NI 43-101 is the QP and project manager of Almaden’s 2011 Ixtaca program, reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the purposes of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden

Almaden is a well-financed (no debt, approximately $C25 MM in working capital) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River and Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE AMEX have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statement

18,600 mE
618,700 mE
618,800 mE
618,900 mE
619,000 mE
619,100 mE
2,176,200 mN
2,176,100 mN
2,176,000 mN
2,175,900 mN
2,175,800 mN
2,175,700 mN
Section 550
Section 650
TU-10-06
TU-11-21, TU-11-22
TU-11-18, TU-11-20
TU-10-11, TU-11-13
TU-11-15, TU-10-17
TU-10-04, TU-10-05
TU-10-09
TU-10-02
TU-10-12
TU-10-14
TU-10-01
TU-10-08
TU-10-10
TU-10-03
TU-10-07
TU-11-16, TU-11-19
2350
2300
2250
2400
Histograms of assay data
Gold 1mm = 1 g/t Au
(bars cut at 5g/t Au)
Silver 1mm = 50 g/t Ag
(bars cut at 250g/t Ag)
0
100
meters
Scale: 1:3,000

HOLE ID	EASTING	NORTHING	ELEV.	AZ.	DIP	LENGTH
TU-10-1	618,734	2,176,006	2,247	102	-55	349.91
TU-10-2	618,751	2,176,045	2,248	330	-55	377.24
TU-10-3	618,726	2,175,977	2,244	150	-50	391.67
TU-10-4	618,753	2,176,128	2,278	150	-55	444.60
TU-10-5	618,753	2,176,128	2,278	150	-58	490.12
TU-10-6	618,834	2,176,219	2,323	150	-50	529.74
TU-10-7	618,777	2,175,748	2,245	330	-50	442.54
TU-10-8	618,644	2,175,987	2,252	150	-50	559.61
TU-10-9	618,646	2,176,057	2,264	100	-60	333.20
TU-10-10	618,646	2,176,990	2,252	100	-50	611.43
TU-10-11	618,790	2,176,155	2,277	150	-50	458.72
TU-10-12	618,751	2,176,045	2,248	100	-50	544.98
TU-10-13	618,790	2,176,155	2,277	150	-65	550.00
TU-10-14	618,751	2,176,040	2,248	150	-50	550.00
TU-10-15	618,916	2,176,141	2,248	150	-50	291.39
TU-10-16	618,978	2,175,835	2,375	330	-55	468.28
TU-10-17	618,916	2,176,141	2,248	150	-60	480.36
TU-10-18	618,965	2,176,158	2,250	150	-50	302.97
TU-10-19	618,978	2,175,835	2,375	330	-45	455.98
TU-10-20	618,965	2,176,158	2,250	150	-60	356.86
TU-10-21	619,003	2,176,205	2,251	150	-50	319.43
TU-10-22	619,003	2,176,205	2,251	150	-60	550.00

- 10 meter elevation contour intervals shown.
- Gold equivalent (AuEq) values were calculated using silver to gold ratios of 50 to 1.
- The table to the right shows planned azimuth and dip of each hole. Plan map (above) shows actual hole orientation based on survey information.
- Assay data will be reported from Holes TU-11-18 through TU-11-22 pending sampling and analysis.

SECTION 550
Looking NE
2,400mAMSL
2,300mAMSL
2,200mAMSL
2,100mAMSL
2,000mAMSL
100
200
300
400
500
455.98m
468.28m
458.72m
559.07m
TU-10-16:
See accompanying table for the From and To in metres for the intervals below.
1. 201.35m of 0.99 g/t Au, 86.2 g/t Ag, (2.7 g/t AuEq)
2. 29.19m of 0.67 g/t Au, 105.7 g/t Ag, (2.8 g/t AuEq)
3. 1.89m of 3.68 g/t Au, 776.1 g/t Ag, (19.2 g/t AuEq)
4. 30.12m of 1.62 g/t Au, 187.9 g/t Ag, (5.4 g/t AuEq)
5. 4.40m of 4.33 g/t Au, 577.3 g/t Ag, (15.9 g/t AuEq)
6. 1.05m of 18.15 g/t Au, 2250 g/t Ag, (63.2 g/t AuEq)
7. 34.28m of 1.73 g/t Au, 95.2 g/t Ag, (3.6 g/t AuEq)
8. 3.02m of 6.13 g/t Au, 601.9 g/t Ag, (18.2 g/t AuEq)
9. 10.19m of 2.85 g/t Au, 72.4 g/t Ag, (4.3 g/t AuEq)
10. 43.45m of 1.62 g/t Au, 118.9 g/t Ag, (4.0g/t AuEq)
11. 2.61m of 5.74 g/t Au, 336.9 g/t Ag, (12.5 g/t AuEq)
12. 7.36m of 2.46 g/t Au, 208.2 g/t Ag, (6.6 g/t AuEq)
Assay data will be reported from hole TU-11-19 pending sampling and analysis.
Previously Reported interval highlights from Holes TU-10-11
(Please see Almaden's January 18th, 2011 news release for full results from TU-10-11 & TU-10-13)
A. 1.91m of 6.72g/t Au, 551.5g/t Ag, (17.8 g/t AuEq)
B. 83.08m of 1.83g/t Au, 77.7g/t Ag, (3.4 g/t AuEq)
C. 1.77m of 48.98g/t Au, 1391.7g/t Ag, (76.8 g/t AuEq)
D. 1.4m of 7.82g/t Au, 560.3g/t Ag, (19g/t AuEq)
E. 2.51m of 6.3g/t Au, 237.1g/t Ag, (11 g/t AuEq)
Histograms of assays data
Gold 1mm = 1 g/t Au
(bars cut at 10g/t Au)
Silver 1mm = 50 g/t Ag
(bars cut at 500g/t Ag)
0
100
meters
Scale: 1:3,000
2,176,200mN
618,800mE
2,176,100mN
2,176,000mN
618,900mE
2,175,900mN